Vadim Avdeychik (212)318-6054 vadimavdeychik@paulhastings.com

June 20, 2016

Ms. Anu Dubey

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC   20549

Re:                             Brookfield Real Assets Income Fund Inc. (the “Registrant” or the “Acquiring Fund”)

File No.:  811-23157

Dear Ms. Dubey:

This letter responds to your comments communicated to the undersigned with respect to the Registration Statement on Form N-14 of the Registrant, which was filed with the Securities and Exchange Commission (the “Commission”) on May 16, 2016 (SEC Accession No. 0001104659-16-121332), for the purpose of reorganizing each of Brookfield Mortgage Opportunity Income Fund Inc., Brookfield Total Return Fund Inc., and Brookfield High Income Fund Inc. (each a “Fund” and collectively, the “Funds”) into Brookfield Real Assets Income Fund Inc. (the “Registration Statement”).

The Registrant’s responses to your comments are reflected below.  We have restated the substance of your comments for ease of reference.  Capitalized terms shall have the same meanings as in the Registration Statement, unless otherwise indicated.

Comment 1: Applicability of comments.

Response: To the extent applicable, your comments on the N-14 filing will also be reflected on the Registrant’s Form N-2 filing.

Comment 2: Please state whether the Registrant will separately file a Form N-2 registration statement.

Response: The Registrant confirms that it will separately file a registration statement on Form N-2.

Comment 3: Please explain how the Registrant plans to register its shares under the Securities Exchange Act of 1934.

Response: The Registrant plans to file a Form 8A to register its securities under the Securities Exchange Act of 1934 (“1934 Act”). Form 8A states, in relevant part, that the form may be used by any issuer which is required to file reports pursuant to section 13 and 15(d) of the 1934 Act. Because the Registrant, upon effectiveness of its Registrations Statement, will be required to file annual and quarterly reports with the Commission, it is exactly the type of issuer that is permitted to use Form 8A to register its securities under the 1934 Act.

Comment 4: Please revise the legality opinion, specifically item 5 under section which reads, “In expressing the opinion set forth below, we have assumed the following”.

Response: The Registrant has revised the legal opinion, in accordance with the comment.

Comment 5: In the Dear Shareholder letter, please revise the fourth sentence in the “Proposed Reorganizations” paragraph.

Response: The Registrant has revised the sentence to read: “As noted above, RA Fund is a newly created closed-end management investment company, organized as a Maryland corporation, which seeks to invest primarily in infrastructure, real estate and natural resources (“Real Assets”), fixed income securities and other debt instruments, including corporate credit securities (similar to HHY) and securitized mortgage backed securities (similar to BOI and HTR).”

Comment 6: Please disclose what will happen to the sub-advisory relationship if the Reorganizations are not approved and furthermore, please disclose that the approval of the sub-advisory agreement is not contingent on the Reorganizations.

Response: The Registrant has revised the “Appointment of a Sub-Adviser” paragraph in the Dear Shareholder Letter, by adding the following language to the end of that paragraph which reads: “In the event the Reorganizations are not approved, but the SP Investment Team Transaction closes and the Sub-Advisory Agreement between each of BOI and SIMNA, and HTR and SIMNA is approved, SIMNA will act as the sub-adviser to each of BOI and HTR. Furthermore, the approval of the Sub-Advisory Agreement is not contingent on the Reorganizations.” Similar disclosures have been made throughout the N-14 filing, as applicable, and in our view, provide the necessary disclosures to shareholders.

Comment 7: Please disclose, where appropriate, the effect on the surviving fund’s fees and expenses subsequent to the expiration of the expense cap.

Response: The Registrant has made the requested change.

Comment 8: In the Q&A section please add disclosure that the Combined Fund’s total annual operating expenses pre-expense cap will be higher than HTR’s and HHY’s current total annual operating expenses.

Response: The Registrant has made the requested change.

Comment 9: Where appropriate, please provide a comparison of management fees for the Funds on a net basis.

Response: The Registrant respectfully submits that the Comparative Fee Table, on page 47, provides management fees for the Funds on a net basis and the Registrant further notes that this disclosure is consistent with the requirements of From N-14.

Comment 10: Where appropriate, please provide a comparison of administration fees for the Funds on a net basis.

Response: The Registrant has revised the Comparative Fee Table, on page 47, to include a footnote which discloses administrative fees for each of the Funds on a net basis.

Comment 11: Please disclose that barring the expense cap, the total operating expenses would exceed 1.03% of net assets.

Response: The Registrant has made the requested change.

Comment 12: In the Q&A section — How Similar are the Funds — please highlight the differences between the Funds.

Response: The Registrant has added the following language: “The salient difference between the Funds is that the Acquiring Fund will pursue a multi-asset, multi-portfolio manager investment strategy.”

Comment 13: In the Q&A section — Who will manage RA’s portfolio — please clarify whether Michelle Russell-Dowe will serve as the lead portfolio manager for Securitized Products Allocation, or whether the Securitized Products Allocation will be jointly managed with Jeffrey Williams and Anthony A. Breaks.

Response: The Registrant has revised the language to state that Ms. Russell-Dowe will act as the lead portfolio manager for the Securitized Products Allocation.

Comment 14: In the Q&A section please disclose whether there will be any tax consequences as a result of portfolio rebalancing.

Response: The Registrant has added the following Q&A to address any tax consequences that may arise as a result of portfolio rebalancing:

•                  Will there be any tax consequences as a result of the portfolio rebalancing?

•                  To the extent that portfolio securities of a Target Fund are sold in connection with a Reorganization prior to such Reorganization closing, such Target Fund may realize gains or losses, which may increase or decrease the net capital gain or net investment income to be distributed by such Target Fund. The Funds’ shareholders should consult their own tax advisers regarding the federal income tax consequences of the Reorganizations, as well as the effects of state, local and non-U.S. tax laws, including possible changes in tax laws.

Comment 15: Please disclose Sub-Adviser’s compensation on a net basis.

Response: The Registrant has revised the Comparative Fee Table, on page 47, to include a footnote which discloses the sub-advisory fee on a net basis.

Comment 16: In the Q&A section — What will happen if the shareholders of BOI and HTR do not approve the Sub-Advisory Agreement — please specify the SEC no-action relief noted in the response.

Response: The Registrant has revised the language in question to delete the reference to the SEC no-action relief and the new language will read: “In the event that the Sub-Advisory Agreements are not approved, Brookfield will continue managing the Funds in accordance with the current Investment Strategy of each Fund, as well as explore other long-term options for the Funds.”

Comment 17: Please disclose the Board considerations regarding the approval of the Reorganizations.

Response: The Registrant directs your attention to pages six and seven in the Joint Proxy Statement, specifically, the section titled “Management Fee for the RA Fund” and the section titled “Other Factors.” In addition, the Registrant directs your attention to Responses 43 and 45 below.

Comment 18: Please disclose, where appropriate, whether the Adviser will be able to recoup any portion of the expense cap?

Response: The Adviser does not have the ability to recoup amounts waived or reimbursed under the Expense Limitation Agreement.

Comment 19: Please disclose that the conditions of section 15(f) of the Investment Company Act of 1940 (“1940 Act”) are satisfied with respect to the sale of the Securitized Products Investment Team.

Response: By its terms, Section 15(f) applies only in the event of a sale of securities or other interest in an adviser “which results in an assignment of the advisory contract” at issue. There is no such assignment taking place as a result of the Reorganizations.  The current advisory agreements are not terminating.  Rather, personnel comprising the Securitized Products Team, which currently does not have an advisory contract with any Fund, are transitioning to an unaffiliated, third party investment manager, SIMNA. There will be no assignment of the investment advisory contract between Brookfield and the Funds to SIMNA. Thus, the Registrant has concluded that compliance with Section 15(f) is not applicable and the Registrant is therefore not required to include disclosure regarding the Section 15(f) safe harbor in the Registration Statement.

Comment 20: Please explain why it is appropriate for the Adviser to receive a payment from SIMNA for a three year period following the closing of the Transaction.

Response: Pursuant to the terms of the SP Investment Team Transaction and not the Sub-Advisory Agreement, Brookfield may receive compensation from SIMNA for a three year period following the Transaction, based upon the revenues received by SIMNA with respect to the assets it manages under the SP Investment Team Transaction, which includes BOI, HTR and the Combined Fund, and any other private account clients, covered under the terms of the Transaction.  We note that these payments, if any, will be made based on the allocation to the SP Investment Team. Such allocation will be done in accordance with each Fund’s investment objectives and consistent with the Adviser’s fiduciary duty to each Fund. Therefore, we do not view such payments as problematic under the 1940 Act.  Rather, we submit that these payments should be viewed as an “earn out”, which is a common feature for a transaction such as this and a way to adjust the purchase price, and more closely align the compensation payable by the buyer with overall economic relationships of the transaction.

Comment 21: Please make a representation in your response letter that, for purposes of the 80% test, the Fund’s definition of “Managed Assets” is consistent with the definition of “Assets” in Rule 35d-1(d)(2) under the 1940 Act.

Response: Rule 35d-1(d)(2) under the 1940 Act defines “assets” to mean “net assets, plus the amount of any borrowings for investment purposes.” The “Managed Assets” term for purposes of the 80% test means the Fund’s average daily net assets, plus the amount of any borrowings for investment purposes. The Registrant confirms that the definitions of both terms are materially identical, and that the Fund’s definition of “Managed Assets” is consistent with the definition of “Assets” in Rule 35d-1(d)(2) under the 1940 Act.

Comment 22: For purposes of Rule 35d-1, for each Fund, please explain whether such Fund values derivatives transactions based on market value or notional value.

Response: Each Fund counts certain derivative instruments, such as interest rate swaps, credit default swaps in which the Fund is buying protection, options on swaps, and Eurodollar futures, at market value in aggregating the Fund’s relevant investments providing exposure to the type of investments, industries, countries or geographic regions suggested by the Fund’s name because the exposure provided by these instruments is not equal to the full notional value of the derivative. With regard to other derivatives, such as futures, forwards, total return swaps, and credit default swaps in which the Fund is selling protection, the Fund counts the full notional value of the derivative in aggregating the Fund’s relevant investments providing exposure to the type of investments, industries, countries or geographic regions suggested by the Fund’s name because the Fund’s exposure to the underlying asset is equal to the notional value. To the extent the SEC or its Staff issues additional guidance in this area, the Registrant reserves the right to modify its policies in accordance with such guidance.

Comment 23: Please confirm that real estate companies and issuers are included in the definition of Real Asset Companies and Issuers.

Response: The Registrant confirms that real estate companies and issuers are included in the definition of Real Asset Companies and Issuers and directs your attention to the definition of Real Asset Companies and Issuers, which in relevant part states that Real Asset Companies and Issuers include the following categories: Real Estate; Infrastructure; and Natural Resources.

Comment 24: Please explain why the use of “tied to a company or issuer” is appropriate when defining Real Estate Security.

Response: The Registrant notes that “tied to a company or issuer” is sufficiently appropriate when defining Real Estate Security or any other security in the in the Registration Statement because the SEC itself has used such terminology. For Example, Rule 35d-1(a)(3)(i) reads in relevant part “…investments that are tied economically to the particular country or geographic region suggested by its name”.(1) Furthermore, it is widely understood in the market place that certain instruments, such as derivative instruments, may be tied to a particular region, asset class or industry but not necessary issued by any of the same. Accordingly, in light of the foregoing, we believe the use of “tied to”, is appropriate when defining Real Estate Security.

Comment 25: Please explain why it is appropriate to include companies and issuers that commit at least 50% of their assets to activities related to real estate, as Real Estate Securities.

Response: The Registrant notes that certain assets qualify as real estate related, including among others, loans, mortgage backed securities or companies primarily engaged in real estate business. In fact, the SEC itself has acknowledged that certain assets may be considered as real estate related. In interpreting Section 3(c)(5)(C) of the 1940 Act, the Staff  has noted that certain assets may be considered real estate related.(2)Accordingly, the Registrant believes it is appropriate to include companies and issuers that commit at least 50% of their assets to activities related to real estate in the definition of Real Estate Security.

Comment 26: With respect to the definition of Real Estate Security, please explain what does it mean for a security to be predominantly supported by real estate.

Response: The Registrant is referring to securities that are tied to real estate assets.  As an example, mortgage backed securities are debt obligations that represent claims to the cash flows from pools of mortgage loans.  The Registrant will look to invest in those mortgage backed securities where the mortgages are on residential or commercial property. Due to the nature of such securities, for purposes of the definition of Real Estate Security in the Registration Statement, the Registrant treats such investments as Real Estate Securities.

Comment 27: Please explain why it is appropriate to define Infrastructure and Natural Resources Securities as companies or issuers that are tied to or related to infrastructure or natural resources.

(1) 17 C.F.R. § 270.35d-1

(2) See NAB Asset Corp., SEC No-Action Letter (June 20, 1991). The Staff has stated that it would regard an issuer as being engaged primarily in this business, within the meaning of Section 3(c)(5)(C), if (1) at least 55% of the value of the issuer’s assets consists of real estate interests, (2) at least 80% of the value of the issuer’s assets consists of investments in (a) Qualifying Assets plus (b) other assets that are not Qualifying Assets but are real estate-related assets and (3) no more than 20% of the value of the issuer’s assets consists of assets other than Qualifying Assets and Real Estate Related Assets.

Response: We direct your attention to Registrant’s responses to Comment 24 and 25.

Comment 28: Please explain why it is appropriate to define Infrastructure and Natural Resources securities as a company or issuer that derives “at least 50% of its revenue or profits … indirectly…” from infrastructure or natural resource assets.

Response: The Registrant respectfully submits that while certain companies and issuers may not be directly involved in the production or development of infrastructure or natural resources such companies may nonetheless hold interests in other companies and issuers that are directly involved in the production or development of infrastructure or natural resource assets and as a result, the Registrant believes it is appropriate to treat a company that derives at least 50% of its revenue or profits — indirectly — from infrastructure or natural resources assets as an Infrastructure or a Natural Resources Security.

Comment 29: Please disclose the type of companies and issuers that the Registrant will include as Infrastructure/Natural Resources Companies.

Response: The Registrant has revised the Comparisons of the Funds section, starting on page 9, to read: “For purposes of selecting investments in Infrastructure Securities, RA defines the infrastructure sector broadly. It includes, but is not limited to, the physical structures, networks and systems of transportation, energy, water and sewage, and communication. Infrastructure assets include:

•                  Toll roads, bridges and tunnels;

•                  airports;

•                  seaports;

•                  electricity generation and transmission and distribution lines;

•                  gathering, treating, processing, fractionation, transportation and storage of hydrocarbon products;

•                  water and sewage treatment and distribution pipelines;

•                  communication towers and satellites;

•                  railroads; and

•                  other companies with direct or indirect involvement in infrastructure through the development, construction or operation of infrastructure assets.

Infrastructure Securities also includes master limited partnerships (“MLPs”).”

Furthermore, with respect to the Natural Resources companies and issuers, the Registrant has revised the language. The Registrant has deleted roman numeral (ii) in the Comparison of the Funds section, which reads “provides supporting services to such natural resources companies”. The revised language now reads: “RA defines a Natural Resources Security as, any security tied to a company or issuer that derives at least 50% of its revenues, profits or value, either directly or indirectly, from natural resources assets including, but not limited to:

•                  timber and Agriculture assets and securities;

•                  Commodities and Commodity-Linked assets and securities, including, but not limited to, precious metals, such as gold, silver and platinum, ferrous and nonferrous metals, such as iron, aluminum and copper, metals such as uranium and titanium, hydrocarbons such as coal, oil and natural gas, timberland, underdeveloped real property and agricultural commodities; and

•                  Energy, including the exploration, production, processing and manufacturing of hydrocarbon-related and chemical-related products.”

Comment 30: Please explain why it is appropriate to define Natural Resources Security as a company or issuer that provides supporting services to such natural resources companies.

Response: The Registrant has revised the relevant language; please see Response to Comment 29, immediately above.

Comment 31: Please explain why the Registrant believes that securities of Infrastructure companies and industries are appropriately classified as Real Asset Companies and Issuers.

Response: Registrant respectfully submits that Real Assets are often defined as physical assets. This definition encompasses a wide range of potential investments, including real estate, infrastructure, timberlands, agrilands, commodities, precious metals and natural resources. This definition has been widely accepted in the market place.(3) Therefore, the Registrant believes it is appropriate to consider infrastructure companies and issuers as Real Asset Companies and Issuers.

Comment 32: Please revise the Investment Objective of the Combined Fund to specify that it will seek high income, as suggested under Frequently Asked Questions about Rule 35d-1, Q&A 9. (4)

Response: The Registrant respectfully submits that FAQ 9 does not appear to require a fund to disclose that its investment objective is to seek high current income. In relevant part, Q&A 9 states, “When used by itself, the term ‘income’ in a fund’s name generally suggests that the fund emphasizes the achievement of current income and does not suggest a type of investment.” The Combined Fund’s Investment Objective states, “RA’s investment objective will be to seek high total return, through current income and growth of capital.” Thus, the Registrant respectfully submits that no further changes are necessary.

Comment 33: Please revise, where appropriate, the concentration policy for the RA Fund to refer to total assets instead of net assets, consistent with Item 8.2 of Form N-2.

(3) See e.g. Quantitative Management Associates, Getting Real Exposure: Implementing a Real Asset Strategy (June 17, 2016, 10:00 AM), http://institutionalinvestor.com/images/416/Getting_Real_Exposure-Implementing_a_Real_Asset_Strategy.pdf;  J.P. Morgan Asset Management, Our Approach (June 17, 2016, 10:00 AM), https://am.jpmorgan.com/us/institutional/investment-strategies/alternatives-global-real-assets; BlackRock Inc., The Ascent of Real Assets (June 17, 2016, 10:00 AM), https://www.blackrock.com/institutions/en-us/literature/whitepaper/inst-real-assets-res-report-111415.pdf; Investopedia, LLC, What is a ‘Real Asset’, Approach (June 17, 2016, 10:00 AM), http://www.investopedia.com/terms/r/realasset.asp

(4) Securities and Exchange Commission, Frequently Asked Questions About Rule 35d-1 (Investment Company Names) (Dec. 04, 2001), https://www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm (last visited June 17, 2016)

Response: The language has been revised.

Comment 34: Please revise the concentration policy for the RA Fund to delete “in investments offering exposure to Real Assets” and replace with “Real Assets investments”.

Response: The Registrant respectfully declines to make the requested change because it believes that the current language appropriately describes the Fund’s concentration policy.

Comment 35: Please explain the Combined Fund’s concentration policy?

Response: The Registrant respectfully directs your attention to concentration policy for the Combined Fund which states, “The Fund will invest more than 25% of its net assets (plus the amount of any borrowings for investment purposes) in investments offering exposure to Real Assets, which include Real Estate Securities, Infrastructure Securities, and Natural Resources Securities, as defined in this Joint Proxy Statement/Prospectus.”

Comment 36: Please revise the first sentence in the Risk Factors and Special Considerations Section, sub-heading — Comparisons of Risks — to specify that the enumerated risk are applicable to all Funds not just the Combined Fund.

Response: The Registrant has made the requested change.

Comment 37: Please highlight the differences in risks between the Target Funds and the Combined Fund.

Response: The Registrant has made the requested change.

Comment 38: Please disclose whether the RA Fund will invest in contingent convertible securities, if so please add relevant risk disclosure.

Response: The Registrant confirms that the RA Fund may invest in contingent convertible securities and has added corresponding risk disclosure language, which reads:

Contingent Convertible Securities Risk.  Contingent convertible securities (“CoCos”) have no stated maturity, have fully discretionary coupons and are typically issued in the form of subordinated debt instruments. CoCos generally either convert into equity or have their principal written down upon the occurrence of certain triggering events (“triggers”) linked to regulatory capital thresholds or regulatory actions relating to the issuer’s continued viability. As a result, an investment by the RA Fund in CoCos is subject to the risk that coupon (i.e., interest) payments may be cancelled by the issuer or a regulatory authority in order to help the issuer absorb losses. An investment by the RA Fund in CoCos is also subject to the risk that, in the event of the liquidation, dissolution or winding-up of an issuer prior to a trigger event, the RA Fund’s rights and claims will generally rank junior to the claims of holders of the issuer’s other debt obligations. In addition, if CoCos held by the RA Fund are converted into the issuer’s underlying equity securities following a trigger event, the RA Fund’s holding may be further subordinated due to the conversion from a debt to equity instrument. Further, the value of an investment in CoCos is unpredictable and will be influenced by many factors and risks, including interest rate risk, credit risk, market risk and liquidity risk. An investment by the RA Fund in CoCos may result in losses to the Fund.

Comment 39: Please update the risk factor related to the oil sector to reflect the current market conditions.

Response: The Registrant has made the requested change.

Comment 40: Please confirm that the Expense Limitation Agreement will be included as an exhibit to the filing.

Response: The Registrant will include a form of Expense Limitation Agreement in the next pre-effective amendment.

Comment 41: Please provide a definition for “staple security” and add associated risk factor, if applicable.

Response: The Registrant has revised the applicable language in the Investment Policies section to read:

“From time to time, the RA Fund may invest in stapled securities to gain exposure to certain infrastructure companies. A stapled security is a security that is comprised of two parts that cannot be separated from one another. The two parts of a stapled security are a unit of a trust and a share of a company. The resulting security is influenced by both parts, and must be treated as one unit at all times, such as when buying or selling a security. The value of stapled securities and the income derived from them may fall as well as rise. Stapled securities are not obligations of, deposits in, or guaranteed by, the RA Fund. The listing of stapled securities on a domestic or foreign exchange does not guarantee a liquid market for stapled securities.

Comment 42: You noted that the Registrant should disclose that when it is selling credit default swaps, it will segregate the full notional amount of the swap to cover the transaction.

Response: The Registrant notes that the Credit Default Swap Agreements section on page 71, second paragraph, penultimate sentence includes the following language: If the Fund is a seller of protection in a credit default swap transaction, it will designate on its books and records in connection with such transaction liquid assets or cash value at least equal to the full notional amount of the contract.

Comment 43: If the Board relied on fee comparisons, please describe how such comparisons helped the Board in its analysis of the Reorganizations.

Response: Registrant confirms that each Fund’s Board considered a variety of factors in its business judgment in determining that the Reorganization would be in the best interests of each Fund.

Specifically, the Board received and reviewed fee comparisons for third party funds with similar investment strategies to the RA Fund. The Joint Proxy Statement discloses the material factors that each Board considered under the heading “Reasons for the Reorganizations” to the extent required by Form N-14.

Comment 44: Please confirm whether the Adviser manages any comparable funds to the Combined Fund.

Response: The Adviser manages the Brookfield Real Assets Securities Fund, an open-end mutual fund.

Comment 45: Explain whether the Board considered the different denominators applicable to the Target Funds when approving the advisory fee for the Combined Fund.

Response: The Registrant confirms that each Fund’s Board considered a variety of factors in its business judgment in determining that the Reorganization would be in the best interests of each Fund. Specifically, the Board considered the different denominators applicable to each Target Fund. The Joint Proxy Statement discloses the material factors that each Board considered under the heading “Reasons for the Reorganizations” to the extent required by Form N-14.

Comment 46: With respect to the Performance Table on page 93, please show performance information net of all Target Fund expenses.

Response: The Registrant confirms that the performance is shown net of all Target Fund expenses.

Comment 47: Please add five- and ten-year performance disclosure for HTR and HHY.

Response: The Registrant will revise the relevant disclosure for HTR and HHY to add five year performance for each Fund. Furthermore, with respect to HTR, the Registrant will revise the relevant disclosure to add ten year performance. With respect to HHY, because the Adviser assumed management of HHY in August 2009, we do not think it is appropriate to show performance prior to that date.

Comment 48: Please confirm whether the introductory sentence to the Performance Table should read average annual returns instead of average total returns?

Response: The Registrant has revised the language to state “average annual total returns”.

Comment 49: It is the view of the Staff that any charter provisions which are materially affected by a merger, acquisition or similar transaction (such as a fund reorganization) should be unbundled and presented as separate matters upon which shareholders may vote. Please unbundle the below noted

changes as separate proposals, or explain why you believe they do not need to be unbundled in light of the applicable SEC guidance.(5)

Response: (1) Supermajority: Each Target Fund’s charter generally provides for approval of charter amendments by the holders of a majority of the outstanding shares of stock of the Target Fund and approval of extraordinary transactions by the shareholders entitled to cast at least a majority of the votes entitled to be cast on the matter.  However, certain amendments to each of BOI’s and HHY’s respective charters and certain extraordinary transactions of each entity require the affirmative vote of the holders of shares entitled to cast at least 80% of the votes entitled to be cast on the matter, each voting as a separate class; provided that, if the “continuing directors” (as defined in BOI’s and HHY’s respective charters), by at least two-thirds of the continuing directors, in addition to the approval by the Board of such Fund, approve such amendment or transaction, the affirmative vote of the holders of a majority of the votes entitled to be cast would be sufficient to approve such amendment or transaction.  Certain amendments to HTR’s charter, including an amendment to make HTR’s common shares a redeemable security (as such term is defined in the 1940 Act), require the affirmative vote of the holders of at least 75% of the votes entitled to be cast on the matter. The Acquiring Fund’s charter generally provides for approval of charter amendments and extraordinary transactions by the stockholders entitled to cast a majority of the votes entitled to be cast on the matter.  However, certain amendments to the Acquiring Fund’s charter and certain extraordinary transactions require the affirmative vote of the holders of shares entitled to cast at least 80% of the votes entitled to be cast on the matter, each voting as a separate class; provided that, if the “continuing directors” (as defined in the Acquiring Fund’s charter), by at least two-thirds of the continuing directors, in addition to the approval by the Board, approve such amendment or transaction, the affirmative vote of the holders of a majority of the votes entitled to be cast would be sufficient to approve such amendment or transaction.

(2) Removal of Directors: With respect to BOI and HHY, a director may be removed only for cause by the shareholders, and then only by a vote of at least two-thirds of the votes entitled to be cast in the election of directors. With respect to HTR, a director may be removed only for cause, and then only by the affirmative vote of at least 75% of the votes entitled to be cast in the election of directors. Similar to BOI, HHY and HTR, with respect to the RA Fund, a director may be removed only for cause by the shareholders and then only by a vote at least two-thirds of the votes entitled to be cast generally in the election of directors.

(3) Conversion to Open-End Fund: Conversion of either BOI or HHY to an open-end investment fund would require the affirmative vote of the holders of shares entitled to cast at least 80% of the votes

(5) SEC Division of Investment Management, Guidance Regarding Unbundling of Proxy Proposals (IM Guidance Update) (Feb. 2014), https://www.sec.gov/divisions/investment/guidance/im-guidance-2014-02.pdf (last visited June 17, 2016); SEC, Questions and Answers of General Applicability, (Exchange Act Rule 14a-4(a)(3) Compliance and Disclosure Interpretations) (Jan. 24, 2014) http://www.sec.gov/divisions/corpfin/guidance/14a-interps.htm (last visited June 17, 2016); and SEC Division of Corporation Finance, Manual of Publicly Available Telephone Interpretations, Fifth Supplement (Sept. 2004) http://www.sec.gov/interps/telephone/phonesupplement5.htm(last visited June 17, 2016).

entitled to be cast on the matter, each voting as a separate class; provided that, if the “continuing directors” (as defined in BOI’s and HHY’s respective charters), by a vote at least two-thirds of the continuing directors, in addition to the approval by the Board of such Fund, approve the conversion into an open-end fund, the affirmative vote of the holders of a majority of the votes entitled to be cast would be sufficient to approve such conversion. HTR’s charter requires the affirmative vote of the holders of at least 75% of the votes entitled to be cast on the matter in order to amend HTR’s charter to convert HTR into an open-end company. In addition to any vote required by Maryland law, conversion of the Acquiring Fund to an open-end investment company would require the affirmative vote of stockholders entitled to cast at least 80% of the votes entitled to be cast on the matter, each voting as a separate class, unless also approved by the vote of at least two-thirds of the “continuing directors” (as defined in the Acquiring Fund’s charter), in which case the affirmative vote of holders of a majority of the votes entitled to be cast would be sufficient to approve such conversion.

In response to the Staff’s comment, the Registrant has reviewed the applicable Staff’s guidance regarding unbundling(6) and the Company advises the Staff that it believes that the changes to the provisions of Articles of Incorporation and Bylaws (collectively the “Charter”) are not the types of changes that, based on the Staff’s guidance and practice, are required to be unbundled and presented as separate proposals.

First, a provision that is fundamental to the transaction or is otherwise an intrinsic part of the transaction would not require unbundling. The changes in the Charter are related to one single matter — the Reorganizations. Thus, a single vote on the Reorganizations is sufficient to address any changes on the Charters.(7)

Second, the September 2004 Supplement identifies the following negative changes to the corporate-governance related and control-related provisions of a company’s charter or bylaws: classifying or staggering a board of directors, limiting removal of directors, imposing supermajority voting provisions, delaying the annual meeting for more than a year, eliminating of ability to act by written consent, and changing minimum quorum requirements.(8) For the reasons set out below, the Registrant believes that the

(6) See footnote(5)

(7)  See SEC Division of Investment Management, SEC No-Action Letter (Preparation of Disclosure Filings by Investment Company Registrants), Mutual Funds Archive, (Feb. 25, 1994).

(8) See SEC Division of Corporation Finance, Manual of Publicly Available Telephone Interpretations, Fifth Supplement (Sept. 2004) http://www.sec.gov/interps/telephone/phonesupplement5.htm(last visited June 17, 2016); see also SEC Division of Investment Management, Guidance Regarding Unbundling of Proxy Proposals (IM Guidance Update) (Feb. 2014), https://www.sec.gov/divisions/investment/guidance/im-guidance-2014-02.pdf (last visited June 17, 2016) (reiterating the negative changes from the 2004 Supplement)

changes to the Charter do not raise concerns that the Staff was trying address when it issued the 2004 Guidance:

(1)         The changes to the removal of directors provision are actually expanding HTR’s shareholder rights(9), by granting shareholders the ability to remove a Director, for cause, by a vote of at least two-thirds of the votes entitled to be cast in the election of directors; HTR’s current charter requires the affirmative vote of at least 75% of the votes entitled to be cast in the election of directors.

(2)         With respect to open-ending a fund: open-ending of a fund is not one of the negative changes to the corporate-governance related and control-related provisions of a company’s charter that the SEC identified in its past guidance. Furthermore, even if it is the type of change that that the SEC would consider a negative change, we believe that the change is immaterial. As noted above, BOI, HHY and the RA Fund have substantially similar Charter language on open-ending of a fund. HTR Charter language differs, but only immaterially and as a result, the Registrant does not believe it is necessary to unbundle.

(3)         Similarly, we do not believe it is necessary to unbundle the changes to the supermajority requirement. As noted above, BOI, HHY and the RA Fund have substantially similar Charter supermajority language. HTR Charter language differs, but only immaterially and as a result, the Registrant does not believe it is necessary to unbundle.

Finally, the Registrant believes that separating out each change to the Charter would create additional confusion among the shareholders and distract shareholders from the key decision before them of whether to approve the Reorganizations.  The Proxy Statement already has two other proposals, and the Proposal to approve the Charter for the Combined Fund is cross-conditioned on the approval of the Reorganizations.  If each change to the Charter were to be presented separately, this would require additional cross-conditioning and, in the Registrant’s view, would create unnecessary confusion.

Comment 50: On page 114 of the Registration Statement, please clarify the meaning of “votes entitled to be cast on the matter”.

Response: The Registrant respectfully submits that common shareholders of each of the Target Fund are entitled to cast a vote on the Proposals presented in the Joint Proxy Statement.

Comment 51: Please disclose the fee paid to AST Fund Solutions, LLC.

Response: The Registrant will add the necessary disclosure in the next pre-effective amendment.

Comment 52: Please provide how much of the Combined Fund’s total assets will be invested in real estate, infrastructure and natural resources sectors post Reorganizations.

(9) The provisions are the same between BOI, HHY and RA Fund.

Response: The Registrant respectfully submits that the amount of Combined Fund’s total assets that will be invested in real estate, infrastructure and natural resources will be consistent with the Combined Fund’s investment objectives and strategies. Because the Combined Fund has a flexible mandate and will employ a multi-asset, multi-manager investment strategy, at this time it is difficult to predict what portion of the total assets will be invested in each category. Such allocation will be largely driven by available market opportunities, always considered in context with the Combined Fund’s investment objectives and strategies.

Comment 53: Please provide detail on how the portfolios of the Target Funds will be rebalanced.

Response: The Registrant directs your attention to Comment/Response number 52 and directs your attention to the Q&A section — Will there be any significant portfolio turnover in connection with the Reorganizations.

Comment 54: In the Q&A section — Why are Reorganizations being recommended — bullet number (v), please disclose that gross fees will increase and that any cost savings due to larger asset size may not be realized.

Response: Registrant has added the following language to bullet number (v): “In the absence of the expense cap, the gross fees for the Combined Fund will increase and there is no guarantee that cost savings due to larger asset size will be realized.”

Comment 55: In the Q&A section — Why are Reorganizations being recommended — bullet number (vii), please add disclosure that expense cap is not expected to continue beyond the two years.

Response: The Registrant has added the requested disclosure.

Comment 56: In the Q&A section — How will the Reorganizations affect the fees and expenses of the Funds — please change the operating expense ratio for BOI to 1.72%, consistent with the table on page 47.

Response: The Registrant has revised the language to read 1.72%.

Comment 57: In the Q&A section — How will the Reorganizations affect the fees and expenses of the Funds — please include pro forma expense ratio for the Combined Fund.

Response: The Registrant has made the requested change.

Comment 58: On page ix of the Q&A section — Will I have to pay any federal taxes as a result of the Reorganizations — please disclose estimated/anticipated capital gain distributions, if any, that may arise as a result of portfolio turnover.

Response: The Registrant directs your attention to Comment/Response number 14.

Comment 59: Last bullet on page 6 — Total Annual Fund Operating Expenses section — please change the operating expense ratio for BOI to .75% instead of .76%.

Response: The Registrant has revised the language to read .75%.

Comment 60: Please revise the second sentence on page 47 - Comparative Expense Information section — to state that “for the six months ended” instead of “fiscal year ended March 31, 2016”.

Response: The Registrant has revised the second sentence to read: “The information in the table reflects the fees and expenses for the twelve months ended March 31, 2016, for BOI, HTR and HHY, respectively, and the pro-forma expenses for the 12 months ended March 31, 2016, for the Acquiring Fund.”

Comment 61: Please confirm that the expense ratios for the Funds have not changed materially since 3/31/16.

Response: Confirmed.

Comment 62: In the Example on page 48, please revise all amounts to the nearest dollar.

Response: The Registrant has made the requested change.

Comment 63: Please confirm that the next pre-effective amendment, the Financial Highlights section for HTR and HHY, will include 3/31/16 financial information.

Response: The Registrant confirms that the next pre-effective amendment will include 3/31/16 financial information for HTR and HHY.

Comment 64: Please confirm that a form of Plan of Reorganization will be included as Exhibit B.

Response: Confirmed.

Comment 65: On page A-17, please add disclosure that as of 3/31/16 all of the securities held by the Target Funds complied with the investment guidelines and restrictions of the Combined Fund, if not, please specify the securities that did not comply with the restrictions.

Response: The Registrant confirms that as of 3/31/16 all of the securities held by the Target Funds are in compliance with the investment guidelines and restrictions of the Combined Fund.

Comment 66: On page A-10 — Statement of Operations — it appears that legal fees will increase by approximately $148,000, however, footnote (B) to the table states the adjustments reflect the elimination of duplicative costs or economies of scale. Please add a footnote explaining why legal costs are increasing.

Response: The Registrant has revised the Statement of Operations on page A-10, which now shows a decrease in the overall legal expenses.

Comment 67: Please provide the analysis supporting the identity of the surviving fund for accounting purposes and the calculation of performance, in accordance with the Staff’s position in North American Security Trust, (pub. avail. Aug. 5, 1994).

Response: The Registrant believes that the Acquiring Fund should and will be the accounting survivor.  Attached hereto as Appendix A is a more detailed analysis.

********

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number listed above.  Thank you.

Very truly yours,

/s/ Vadim Avdeychik

Vadim Avdeychik
for PAUL HASTINGS LLP
cc: Michael R. Rosella

Vadim Avdeychik
(212)318-6054
vadimavdeychik@paulhastings.com

Appendix A

BROOKFIELD REAL ASSETS INCOME FUND INC.

SURVIVING FUND ANALYSIS

Brookfield Investment Management Inc.  (“BIM” or the “Adviser”), Brookfield Mortgage Opportunity Income Fund Inc. (“BOI”), Brookfield Total Return Fund Inc. (“HTR”), and Brookfield High Income Fund Inc. (“HHY” and together with BOI and HTR, the “Target Funds”) and Brookfield Real Assets Income Fund Inc. (the “Acquiring Fund” or the “Combined Fund” and together with the Target Funds, the “Funds” or each, a “Fund”) believe that the Acquiring Fund is the appropriate survivor of the Reorganizations of the Funds for the reasons discussed below.(1)

Corporate Structure

The Acquiring Fund is the legal survivor of the Reorganizations. Each Fund is organized as a Maryland corporation. The Combined Fund will retain the corporate structure and classified board structure similar to the Target Funds.

Investment Adviser; Portfolio Management

BIM is the investment adviser to each Fund and will also serve as the investment adviser to the Acquiring Fund.  Michelle Russell-Dowe, Jeffrey Williams, CFA, and Anthony A. Breaks, CFA, are the portfolio managers for BOI.  Michelle Russell-Dowe is the portfolio manager for HTR.  Dana Erikson, CFA, and Mark Shipley, CFA, are the portfolio managers for HHY. Craig Noble, CFA, and Larry Antonatos will be the portfolio managers for the Acquiring Fund that are vested with the authority to adjust the strategic allocation of assets between the Acquiring Fund’s fixed income and equity sub-portfolios.  Dana Erikson, CFA, and Mark Shipley, CFA, will be jointly and primarily responsible for the day-to-day management of the Acquiring Fund’s real asset debt and corporate credit investment sub-portfolio. Michelle Russell-Dowe is the lead portfolio manager and Jeffrey Williams, CFA, and Anthony A. Breaks, CFA, are the co-portfolio managers and each will be jointly and primarily responsible for the day-to-day management of the Acquiring Fund’s securitized products sub-portfolio. Messrs. Noble and Antonatos will be jointly and primarily responsible for the day-to-day management of the Acquiring Fund’s equity sub-portfolios.  In addition, as described in the Registration Statement, it is proposed that Schroder Investment Management North America Inc. (“SIMNA”) act as a sub-adviser to the Combined Fund.

Expense Structures and Expense Ratios

The contractual advisory fee of the Combined Fund is 1.00% of the Combined Fund’s average daily net assets, plus the amount of any borrowings for investment purposes. The Combined Fund’s contractual advisory fee is equal to the contractual advisory fee of BOI, but higher than the contractual advisory fee of HTR, which is 0.65% of HTR’s average weekly net assets (excluding financial

(1) See American Institute of CPAs, AICPA Audit and Accounting Guide for Investment Companies (AIPCA) (2012) (factors to determine accounting survivor); see also North American Security Trust, SEC No-Action Letter (pub. avail. Aug. 5, 1994) (factors to determine survivor for performance purposes).

leverage), and of HHY, which is 0.65% of HHY’s average weekly total assets minus the sum of accrued liabilities (other than the aggregate indebtedness constituting financial leverage).

Under the sub-advisory agreement with SIMNA, SIMNA is entitled to a fee for managing the Securitized Products Allocation of the Combined Fund; however, such fee will be paid by the Adviser and not the Combined Fund.

The Combined Fund will also pay to the Adviser an administration fee, payable monthly, at an annual rate of 0.15% of the Fund’s average daily Managed Assets. BOI pays the Adviser the same administration fee. HTR pays the Adviser an administration fee, payable monthly, at an annual rate of 0.20% of HTR’s average weekly net assets (excluding financial leverage).  HHY pays the Adviser an administrative fee, payable monthly, at an annual rate of 0.15% of HHY’s average weekly total assets minus the sum of accrued liabilities (other than the aggregate indebtedness constituting financial leverage).

The operating expense ratio for the twelve months ended March 31, 2016 on average net assets for the Target Funds (excluding the costs of using leverage, brokerage commissions and other transactions, acquired fund fees and expenses, interest, taxes, and extraordinary expenses, such as litigation; and other expenses not incurred in the ordinary course of each Fund’s business) was 1.73% for BOI, 1.48% for HHY and 1.03% for HTR.

Brookfield has agreed to waive its fees and/or reimburse expenses for two years following the closing date of the Reorganizations so that the total annual operating expense ratio on net assets of the Combined Fund (excluding the costs of using leverage, brokerage commissions and other transactions, acquired fund fees and expenses, interest, taxes, and extraordinary expenses, such as litigation; and other expenses not incurred in the ordinary course of the Combined Fund’s business) will not exceed 1.03%, which represents the lowest operating expense ratio for the twelve months ended March 31, 2016 of the Target Funds. This agreement may not be discontinued prior to the expiration of the two-year period unless authorized by the Board of the Combined Fund or the Combined Fund’s investment advisory agreement terminates.

Investment Objectives, Policies and Restrictions

The Funds have similar investment objectives; however, while the investment objectives are similar, there are certain investment strategy differences, as detailed in the Registration Statement. The Acquiring Fund’s multi-asset, multi-portfolio investment strategy will be utilized following the Reorganizations.

Portfolio Composition

The Acquiring Fund has a broad and flexible mandate that permits investments in many types of securities that the Target Funds may hold, as well as other types of securities that are not eligible for investment by the Target Funds. Under current market conditions, it is expected that up to approximately 40% of the securities held by BOI, up to approximately 50% of the securities held by HTR, and up to approximately 5% of the securities held by HHY, may be sold in connection with the Reorganizations as the Acquiring Fund’s portfolio managers seek to fully

2

align or reposition the portfolio with Acquiring Fund’s broader investment guidelines. BIM expects that such repositioning will create income growth potential and increase capital appreciation potential for the Combined Fund.  The portfolio managers expect that the majority (i.e., more than fifty percent (50%)) of the repositioning of each Target Fund will occur in the first six months following the Reorganizations. A portion of the repositioning, however, may take place before the closing of the Reorganizations while certain repositioning may take as long as two years following the Reorganizations, depending upon market conditions and the liquidity of certain securities. The portfolio managers do not expect the repositioning to result in significant transaction costs, other than bid-ask spread, because most of the repositioning will involve the sale of fixed income securities where the transaction costs are built into the price of such securities.

Asset Size

As of April 30, 2016, BOI had approximately $499,618,895 million in total managed assets, HTR had approximately $474,974,701 million in total managed assets and HHY had approximately $278,516,228 million in total managed assets.

In terms of the structure of the transaction, upon the closing of the Reorganizations, the Target Funds will transfer substantially all of their assets to the Acquiring Fund in exchange for common shares of the Acquiring Fund, and the assumption by the Acquiring Fund of substantially all of the liabilities of the Target Funds. The Target Funds will then be liquidated, dissolved and terminated in accordance with applicable law. As a result of the Reorganizations, shareholders of each of BOI, HTR and HHY will receive newly issued shares of the Acquiring Fund. The conversion rate will be based on net asset value of each Fund.

An analysis of the applicable factors is consistent with this structure and result. While the investment objectives of the Funds are similar, there are certain investment strategy differences between the Acquiring Fund and the Target Funds: the Acquiring Fund will employ a multi-asset, multi-portfolio investment strategy. Furthermore, due to the multi-asset, multi portfolio investment strategy, the composition of the portfolio management team for the Acquiring Fund differs from the portfolio management team managing the Target Funds. Therefore, BIM and the Funds believe that, in light of the multi-asset, multi-portfolio investment strategy of the Acquiring Fund, the financial and performance history of the Target Funds is not appropriate and could potentially confuse shareholders. Thus, the Adviser and the Funds believe that the Acquiring Fund is therefore the appropriate survivor of the Reorganizations.

3

Brookfield Real Assets Income Fund Inc.

Brookfield Place, 250 Vesey Street

New York, New York 10281-1023

June 20, 2016

VIA EDGAR

Anu Dubey, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC  20549

Re:                             Brookfield Real Assets Income Fund Inc. (the “Registrant” or the “Acquiring Fund”)

File No.:  811-23157

Dear Ms. Dubey:

In connection with your review of the Registration Statement on Form N-14 of the Registrant, which was filed with the Securities and Exchange Commission (the “Commission”) on May 16, 2016 (SEC Accession No. 0001104659-16-121332), for the purpose of reorganizing each of Brookfield Mortgage Opportunity Income Fund Inc., Brookfield Total Return Fund Inc., and Brookfield High Income Fund Inc. into Brookfield Real Assets Income Fund Inc., the Registrant acknowledges that:

1.             In connection with the comments made by the Commission staff, the staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Registrant and its management are solely responsible for the content of such disclosure;

2.             The staff’s comments, and changes in disclosure in response to the staff’s comments, do not foreclose the Commission or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.             The Registrant represents their neither it nor its management will assert the staff’s comments or changes in disclosure in response to the staff’s comments as a defense in any action or proceeding by the Commission or any person.

Sincerely,

/s/ Alexis I. Rieger

Alexis I. Riger
Secretary